Exhibit 12

Alcoa and subsidiaries

Computations of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed

Charges and Preferred Stock Dividends

(in millions, except ratio)

Three months ended March 31,	2016
Earnings:
Income before income taxes	$41
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity loss	(15)
Fixed charges added to earnings	136
Distributed income of less than 50 percent-owned persons	19
Amortization of capitalized interest:
Consolidated	10
Proportionate share of 50 percent-owned persons	—

Total earnings	$191

Fixed Charges:
Interest expense:
Consolidated	$127
Proportionate share of 50 percent-owned persons	—

$127

Amount representative of the interest factor in rents:
Consolidated	$9
Proportionate share of 50 percent-owned persons	—

$9

Fixed charges added to earnings	$136

Interest capitalized:
Consolidated	$13
Proportionate share of 50 percent-owned persons	—

$13

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$149

Pretax earnings required to pay preferred stock dividends*	$27

Combined total fixed charges and preferred stock dividends	$176

Ratio of earnings to fixed charges	1.3

Ratio of earnings to fixed charges and preferred stock dividends	1.1

*	Based on a U.S. statutory tax rate of 35%